SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

VCG Holding Corp.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

91821K101

(CUSIP Number)

Donald W. Prosser, Chief Financial Officer

390 Union Blvd., Suite 540, Lakewood, CO 80228

(303) 934-2424

with copies to:

Ralph V. De Martino, Esquire

Dilworth Paxson LLP

1818 N Street, NW, Suite 400

Washington, D.C. 20036

(202) 452-0900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Troy H. Lowrie
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐ Not Applicable
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 595,966 8. SHARED VOTING POWER 4,604,413 9. SOLE DISPOSITIVE POWER 595,966 10. SHARED DISPOSITIVE POWER 4,604,413

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,200,379
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 62.08% of Common Stock
14.	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1. Security and Issuer.

This Schedule 13D relates to common stock, par value $0.001 per share (the “Common Stock”) of VCG Holding Corp., a Colorado corporation (the “Company”). This Schedule 13D is being filed pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company’s principal executive office is located at 390 Union Blvd., Suite 540, Lakewood, CO 80228.

Item 2. Identity and Background.

(a), (b) and (c) This statement is being filed by Troy H. Lowrie (the “Reporting Person”), the President and the founder of Lowrie Management LLLP, a Colorado limited liability limited partnership (“LM”). LM’s principal business is to own and operate adult entertainment nightclubs at various locations throughout the United States. The Reporting Person is the Chairman and Chief Executive Officer of the Company. The Reporting Person’s business address is 390 Union Blvd., Suite 540, Lakewood, CO 80228.

(d) and (e) During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person is filing this Schedule 13D to report his ownership of the Company’s securities subsequent to and as a result of LM’s acquiring additional securities of the Company using its working capital thereby affecting the beneficial ownership of the Reporting Person as described in Item 5 below (the “Additional Acquisitions”).

Item 4. Purpose of Transaction.

On May 20, 2003 and February 14, 2005, the Reporting Person filed his Schedules 13G and Schedule 13-G/A (collectively, the “Schedule 13G”) to report his beneficial holdings of 5,200,379 shares of Common Stock, or 62.08% of the then issued and outstanding shares of Common Stock of the Company. The Reporting Person’s beneficial holdings of the Company’s securities were acquired prior to the Company’s initial public offering of securities. The Reporting Person filed the Schedule 13G subsequent to the Company’s filing its registration statement of Form SB-2, which registration statement was filed on September 9, 2002. Subsequent to and as a result of the Additional Acquisitions, the Reporting Person increased his beneficial holdings of the securities of the Company, thereby subjecting the Reporting Person to the reporting provisions of Section 13(d) under the Exchange Act and Rule 13d-1(c) thereunder. However, due to an administrative error, the Reporting Person did not file a Schedule 13D reflecting the change in (i) its reporting status, and (ii) its beneficial holdings of the Company’s securities within the time period set forth under Section 13(d) of the Exchange Act. The purpose of this filing is to remedy the Reporting Person’s failure to file its Schedule 13D in a timely fashion.

The Reporting Person beneficially owns the Shares (i) for investment purposes and (ii) for the exercise of control of the Company. The Reporting Person intends to continually assess the market for the Common Stock as well as the Company’s financial position and operations. The Reporting Person does not have plans to acquire additional shares of the Common Stock at the present time, but may determine to acquire additional shares in the future. Depending upon future developments, the Reporting Person may determine, from time to time or at any time, to sell or otherwise dispose of some or all of the Common Stock. In making any such determination, the Reporting Person will consider his goals and objectives, other business opportunities available to him as well as general economic and stock market conditions.

Except as otherwise disclosed in this Schedule 13D, the Reporting Person does not have any plans or proposals, which will relate to or result in any of the following:

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the Board of Directors;

(e)	Any material change in the present capitalization or dividend policy of the Company;

(f)	Any other material change in the Company’s business or corporate structure including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions, which may impede the acquisition of control of the Company by any person;

(h)	Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Reporting Person reserves the right at any time to change his opinions, assessments, intentions and plans. Moreover, nothing set forth herein should be deemed to be a limitation on the actions that the Reporting Person may take as a shareholder of the Company. Nor are the foregoing statements intended to limit the Reporting Person’s alternatives with respect to any of the plans or proposals that may result in the events set forth in subsections (a)-(j) of Item 4 hereof, in any respect.

Item 5. Interest in Securities of the Issuer.

(a) and (b) The Reporting Person is a beneficial owner of 5,200,379 shares of Common Stock, or 62.08% of a total number of the Common Stock shares issued and outstanding as of February 25, 2005, by virtue of the Reporting Person’s ownership and control of LM, for the purposes of the definition of “beneficial ownership” set forth in Rule 13d-3 promulgated under the Exchange Act. Specifically, the Reporting Person’s holdings include (i) 595,966 shares of Common Stock over which the Reporting Person has sole voting and dispositive power as reported on Schedule 13G, and (ii) 4,604,413 shares of Common Stock beneficially held by LM, which shareholdings, in turn, consist of (1) 3,204,453 shares of Common Stock as reported on the Schedule 13G filed by LM on May 20, 2003, (2) 1,400,000 shares of Common Stock issued by the Company to LM upon its July 1, 2003 election to convert the entire principal amount of a certain Convertible Promissory Note dated June 30, 2002 together with all accrued and und unpaid interest thereon at the conversion rate of $1.00 per share, and (3) 40 shares of Common Stock which were gifted to LM on November 1, 2002, but which shares, due to an administrative error, were not included in LM’s holdings as reported in the Schedule 13G filed on May 20, 2003. The Reporting Person is the President and the founder of the Reporting Person.

(c) The Reporting Person has engaged in no transaction during the past 60 days in any shares of Common Stock or securities of the Company’s subsidiaries.

(d) Except as set forth above, there are no other persons with the right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of, securities described herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

To the best knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the person named in Item 2 and any person with respect to any securities of the Company, including but not limited to: transfer or voting of any of the securities of the Company or of its subsidiaries, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company, except as follows: in connection with the November 2004 private placement of the Company’s securities with selected qualified investors, the Reporting Person irrevocably agreed to vote all shares of voting securities over which he has voting control in favor of any resolution presented to the Company’s shareholders to approve the issuance, in the aggregate of more than 19.999% of the number of shares of the Company’s common stock outstanding on the date of closing of the private placement transaction as may be required under the rules and regulations of American Stock Exchange. A copy of this agreement is filed as Exhibit 1 herewith.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1.    Voting Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 31, 2005	TROY H. LOWRIE

	By:	/s/ Troy H. Lowrie
Troy H. Lowrie

Exhibit 1

TO: The Purchasers of Glenarm Restaurant LLC 12% Convertible Senior Subordinated Notes, Additional Investment Rights and Warrants

Gentlemen:

This letter will confirm my agreement to vote all shares of VCG Holding Corp, a Colorado corporation (the “Company”) voting stock over which I have voting control in favor of any resolution presented to the shareholders of the Company to approve the issuance, in the aggregate, more than 19.999% of the number of shares of common stock of the Company outstanding on the date of closing of the pursuant to that certain Subscription Agreement, dated November 9, 2004, among the Company, Glenarm Restaurant LLC and the purchasers signatory thereto (the “Purchase Agreement”) and the other agreements entered into in connection therewith or as otherwise may be required by the applicable rules and regulations of American Stock Exchange (or any successor entity). This agreement is given in consideration of, and as a condition to enter into such Securities Purchase Agreement and is not revocable by me.

/s/ Troy H. Lowrie

Name: Troy H. Lowrie

62.2 Percentage Beneficial Ownership:

10